Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement of The Primary Trend Fund on Form N-1A (Post Effective Amendment No. 30) of our report dated August 16, 2007, on our audit of the financial statements and financial highlights of The Primary Trend Fund as of June 30, 2007, and for the year then ended, which report is incorporated by reference in the Annual Report to Shareholders. We also consent to the reference to our firm under the headings “Financial Highlights” appearing in the Prospectus and “Fund Service Providers” and “Independent Registered Public Accounting Firm” appearing in the Statement of Additional Information, which are part of this Registration Statement.

BKD, LLP /s/ BKD, LLP

Houston, Texas
October 29, 2007